Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

MSC INCOME FUND, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction		Amount of
	Valuation	Fee rate	Filing Fee

Fees to Be Paid	$3,790,000.00	0.0009270	$351.33
Total Transaction Valuation	$3,790,000.00
Total Fees Due for Filing			$351.33
Total Fees Previously Paid	—
Total Fee Offsets			—
Net Fee Due			$351.33